02054641

TATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
NOV 29 2002
PROCESSING SECTION
WASH, D.C.
180

SEC FILE NUMBER
8-41795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oak Ridge Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street, Suite 1050
(No. and Street)

Chicago,	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Wegbreit (312) 857-1040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON
FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 12/12/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Wegbreit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Ridge Investments, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chairman

Title

OFFICIAL SEAL
KATHLEEN RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/01/04

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK RIDGE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oak Ridge Investments, Inc.

We have audited the accompanying statement of financial condition of Oak Ridge Investments, Inc. as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934.. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oak Ridge Investments, Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 31, 2002

OAK RIDGE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS	
Cash and cash equivalents	$ 198,254
Securities owned, at estimated fair value	20,100
Furniture, equipment and software at cost, less $187,620 accumulated depreciation	49,618
Related party receivable	15,000
Other assets	9,722
TOTAL ASSETS	$ 292,694
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 44,291
SHAREHOLDERS' EQUITY	
Common stock, no par value; 500,000 shares authorized, 200 shares issued and outstanding	$ 201
Additional paid-in capital	240,517
Retained earnings	7,685
Total Shareholders' Equity	$ 248,403
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 292,694

The accompanying notes are an integral part of this financial statement.

OAK RIDGE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on September 29, 1989. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in January, 1990.

Long and Short Securities - Securities positions are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments which are commonly referred to as "money market funds."

Furniture, Equipment and Software - Depreciation is provided using accelerated and straight-line methods over estimated useful lives of three, five and seven years.

Expenses - The expenses are recorded as they are incurred, less amounts reimbursed, or due to be reimbursed, by affiliates as stated in Note 2.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

Through common control, the Company is affiliated with Oak Ridge Investments, L.L.C., Oak Ridge Funds, Inc. (formerly O.R.I. Funds, Inc.) which includes the Oak Ridge Small Cap Equity Fund and the Oak Ridge Large Cap Equity Fund.

The Company shares office space with Oak Ridge Investments, L.L.C. Oak Ridge Investments, L.L.C. has reimbursed the Company $3,115,000 for the following expenses paid on its behalf:

Expense	Amount
Commissions, compensation and related expenses	$ 2,475,085
Communications	111,952
Occupancy	60,732
Other	467,231
Total	$ 3,115,000

At September 30, 2002, $15,000 was owed by Oak Ridge Investments, L.L.C. to the Company. In addition, the Company earned a significant portion of its commission revenue due to its relationship with Oak Ridge Investments, L.L.C.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2002 the Company's net capital and required net capital were $147,032 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 30%.

NOTE 4 - STATEMENT OF CASH FLOWS, SUPPLEMENTAL INFORMATION

Included in cash and cash equivalents is $146,526 that is maintained in accounts held by the Company's clearing broker/dealer.

NOTE 5 - S CORPORATION ELECTION

The Company has elected the S Corporation status for federal income tax purposes. Income tax expense is therefore the responsibility of the individual shareholders of the Company.

NOTE 6 - OCCUPANCY LEASE COMMITMENT

Minimum annual rentals under a noncancellable lease for office space which expires January 31, 2004, exclusive of additional payments which are required for taxes and certain operating and maintenance costs are as follows:

Year Ending September 30,	Amount
2003	$ 51,489
2004	17,338
Total	$ 68,827

The Company must also pay a "rent adjustment" based upon real estate taxes and certain operating and maintenance costs, but which is not determinable for future years. The total "rent adjustment" for the year ended September 30, 2002 was $71,534. The total expenditure for office space for the year ended September 30, 2002 was $121,463. The net expense for the year was $60,731, which equals the total expenditure less the reimbursements mentioned in Note 2.

NOTE 7 - SHAREHOLDER AGREEMENTS

Shareholder agreements exist requiring written notice to the Company should any shareholder desire to transfer the ownership of all or part of his or her shares. These agreements also provide an existing shareholder the first right to purchase the shares to be transferred and the Company is provided the second right. Additional provisions and restrictions are contained in these agreements.

NOTE 8 - SECURITIES OWNED

Securities owned consist entirely of warrants issued by the National Association of Securities Dealers, Inc. These warrants are exercisable in four tranches with 1500 shares of common stock being the maximum number of shares exercisable in each tranche. The first tranche is exercisable for one year beginning on June 28, 2002 at the exercise price of $13.00 per share. Each of the remaining 3 tranches is exercisable for successive one year periods beginning after the expiration of the first tranche. The exercise price in three remaining tranches are $14, $15 and $16 per share respectively. The Company's management has valued these warrants at their cost of $20,100.

NOTE 9 - PROFIT SHARING PLAN

Effective September 21, 1999, the Company established a deferred compensation plan commonly referred to as a SIMPLE plan. This plan covers all eligible employees that have at least $5,000 in compensation for the calendar year. The Company is required to make contributions equal to 2% of the eligible compensation for the calendar year. The Company's contribution to this plan for the fiscal year ended September 30, 2002 was $31,438.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include options and when issued securities. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk should the customer be unable to meet its obligation. In addition, the customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

To execute the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer. Pursuant to terms of this agreement, the Company is required to maintain minimum net capital of $100,000 as defined by SEC Rule 15c3-1 and to maintain a minimum net worth in cash or securities of $100,000 at the Clearing Broker/dealer. In additions, the Company has agreed not to enter into a similar relationship with any other broker/dealer. The agreement is effective for 12 month terms. Either party, with 60 days notification prior to the end of each 12 month term, may terminate the agreement. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 11 – CONSULTING AGREEMENT

Pursuant to terms of an agreement dated November 30, 2001, the Company has paid $16,600 in fees for consulting services. Further terms of the agreement state that on February 1, 2003 and February 1, 2004, the Company is to pay additional consulting fees of $16,600 on each date, contingent upon the value of certain accounts in the Oak Ridge Large Cap Equity Fund on those dates.